Exhibit 99.1

October 1, 2009

Happy First Day of October — the beginning of a new year at IGT!

On Wednesday, September 30th our shareholders approved our proposed stock option exchange program. This program provides eligible employees a one-time opportunity to voluntarily exchange certain outstanding underwater stock options for a lesser amount of new stock options with a lower exercise price. Beginning next Monday, October 5, 2009 affected employees will begin receiving information via email which explains the exchange program in more detail. Your participation is completely voluntary.

Although IGT will continue to face challenges in the future, I believe we are poised to succeed. It is important that we retain our talented employees as we navigate through these challenges. The stock option exchange program is just one of many ways we can show our commitment to the future success of our employees.

The 2010 race is on!!  We are focused on getting off to a great start — and ending the year at the head of the pack. I am looking forward to crossing the finish line with the entire IGT team!!

My best –

Patti